May 24, 2021
VIA EDGAR CORRESPONDENCE
Ms. Ta Tanisha Meadows
Mr. Adam Phippen
Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:    Vectrus, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020, Filed March 2, 2021
Form 8-K Filed March 2, 2021, File No. 1-36341

Dear Ms. Meadows and Mr. Phippen,
    This letter is being submitted in response to the letter dated May 7, 2021 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission with respect to its review of the above-referenced filings of Vectrus, Inc. (“we,” “us,” “our,” “Vectrus” or the “Company”). For your convenience, we produce the Staff’s comment in bold print below, and follow the comment with the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2020
Financial Statements
Note 14. Post Employment Benefit Plans, page F-30
1.Reference is made to your discussion here and on page 24 regarding multiemployer pension plans. Please tell us your consideration of providing the disclosures required by ASC 715-80-50-4 through 50-10.

Response:
The Company’s contracts are primarily awarded by the United States government (“U.S. government”) when we are the prime contractor or as a subcontract awarded to us from a prime contractor with an award from the U.S. government. These prime contracts and subcontracts are of a finite duration of generally between three and ten years and typically include an initial period of one year or less with annual one-year (or less) option periods for the remaining contract period. The number of option periods vary by contact, and there is no guarantee that an option period will be exercised. The right to exercise an option period is at the sole discretion of the

U.S. government when we are the prime contractor or of the prime contractor when we are a subcontractor.
For certain contracts, portions of the workforce supporting the contract or subcontract may be subject to a Collective Bargaining Agreement (“CBA”) with a specific union. In certain CBAs, the agreement may require the Company to contribute to a multiemployer pension plan. The Company’s participation in a multiemployer pension plan is limited to the period of time the Company is required to perform under a specific award when there is an exemption or mitigating factor, such as the contract being awarded to a different contractor. If these contracts or subcontracts are subsequently awarded to other prime contractors or subcontractors, these individuals cease to be employees of the Company and the successor prime contractor or subcontractor inherits the contractual obligation to fund the related multiemployer pension plan on the individual’s behalf.
At the start of 2020, we had one prime contract and one subcontract where the existing CBA required participation in multiemployer pension plans. The prime contract requires the Company’s participation in one multiemployer plan and the Company contributed $0.3 million dollars in 2020. The subcontract, which was completed on September 30, 2020 and subsequently taken over by the prime contractor, required the Company’s participation in seven multiemployer plans and the Company contributed $2.7 million in 2020. We did not believe these contributions to be significant to our financial results and we are not aware of any significant future obligations or funding requirements associated with these plans.
Although we are not aware of any significant future obligations or funding requirements, under the Employee Retirement Income Security Act (“ERISA”), an employer who contributes to a multiemployer pension plan, absent an applicable exemption or other mitigating circumstance, may also be liable, upon termination or withdrawal from the plan, for its proportionate share of the multiemployer pension plan’s unfunded vested benefit. If a penalty for a withdrawal were to occur, the Company could be required to contribute a significant amount of cash to fund the multiemployer plan’s unfunded vested benefit, which could materially and adversely affect our financial results. The Company disclosed the risks associated with multiemployer pension plans in our Risk Factor discussion on page 24 of our 2020 Form 10-K.
In determining our U.S. generally accepted accounting principles (“GAAP”) disclosures, we acknowledge that our disclosures excluded the points summarized in Accounting Standards Codification (ASC) 715-80-50-4 through 715-80-50-10. The immateriality of these plans, both quantitatively (less than $3.0 million of 2020 expense) and qualitatively (the number of employees associated with these plans in 2020 relative to the Company’s total workforce) was the basis for our disclosure conclusion. Upon further reflection, the Company has elected to enhance its disclosures related to this topic. Therefore, in our Form 10-Q filing for the period ending April 2, 2021, we have added the following:
Certain Company employees that perform work on contracts within the continental United States participate in multiemployer pension plans of which the Company is not the sponsor. Expense recognized for these plans was $0.2 million and $1.0 million for the three months ended April 2, 2021 and April 3, 2020, respectively, covering one and eight separate plans, respectively. The decrease in expense and the amount of multiemployer pension plan participation by the Company is attributable to the completion of a subcontract in September 2020. At the time the contract was completed, the individuals ceased being Vectrus employees. Those employees were hired by the successor contractor who then inherited the contractual obligation to fund the related multiemployer pension plans on the individual’s behalf.
We plan to include similar disclosure in subsequent Form 10-Q and Form 10-K filings to the extent applicable. In assessing our incremental disclosures, we determined we did not have any individually significant multiemployer plans since the average cost per plan to the Company was less than $0.4 million in 2020. This conclusion was the basis of not including the information specified in ASC 715-80-50-5, 715-80-50-7 and 715-80-50-8, as these disclosures are only applicable for significant multiemployer plans. We also believe there is no need for tabular formatting of our disclosures as specified in ASC 715-80-50-9 since there are no significant multiemployer plans that need disclosure separate from the aggregation of all insignificant multiemployer plans.
Form 8-K Filed March 2, 2021
Exhibit 99.1
Full-Year and Q4 2020 Highlights, page 3
2.Reference is made to your disclosure of adjusted EBITDA margin. Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response:
In future filings, we will ensure that the most directly comparable GAAP measure with equal or greater prominence is shown in the Company’s quarterly and annual press release highlights in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Exhibit 99.2
Full-Year and Q4 2020 Highlights, page 3
3.With reference to your non-GAAP presentations on pages 3, 10 and 11 of your investor presentation, we note the comparable GAAP measures are not presented until a GAAP to non-GAAP reconciliation in the appendix. In future filings, please present the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Rule 100(a)(1) of Regulation G.
Response:
In future investor presentations, we will ensure that we present the most directly comparable financial measures calculated and presented in accordance with GAAP.
Establishing Guidance, page 5
4.Reference is made to the Adjusted EBITDA Margin and Adjusted Diluted Earnings Per Share guidance. In future filings, please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10I(1)(i)(A) and (B) of Regulation S-K.
Response:
In future filings, we will present the most directly comparable GAAP financial measures and a reconciliation of our GAAP to non-GAAP guidance ranges.

    If you have any questions or comments with regard to our response or other matters, please call the undersigned at 703-657-8222.

                        Very truly yours,

                        /s/ Susan D. Lynch
                        Susan D. Lynch
                        Senior Vice President and Chief Financial Officer

cc: Louis J. Giuliano, Non-Executive Chairman of the Board of Directors
Stephen L. Waechter, Audit Committee Chairman
Mary L. Howell, Audit Committee Member
William F. Murdy, Audit Committee Member
Phillip C. Widman, Audit Committee Member
Charles L. Prow, President, Chief Executive Officer and Director
Kevin T. Boyle, Senior Vice President, Chief Legal Officer and General Counsel
     Courtney A. Schoch, Deputy General Counsel, Corporate and Corporate Secretary
William B. Noon, Corporate Vice President and Chief Accounting Officer
Mike Morton, Lead Client Service and Audit Partner, Deloitte & Touche LLP